                                                             Page 1 of 8 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January 2005

             AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
                            4th Floor, Forum House
                              22 Grenville Street
                                  St. Helier
                                Jersey JE4 8PX
                                Channel Islands

      [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F   X           Form 40-F

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
      Securities Exchange Act of 1934.]

                        Yes  ______         No    X

           The Exhibit Index to this Form 6-K is located on page 3.

                                                             Page 2 of 8 Pages

                                  SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AIRCRAFT LEASE PORTFOLIO
                                    SECURITISATION 92-1 LIMITED

Date: January 21, 2005              By:    /s/ Frederick W. Bradley, Jr.
                                    Name:  Frederick W. Bradley, Jr.
                                    Title: Director

                                                             Page 3 of 8 Pages

                                 EXHIBIT INDEX

                                                                  Sequentially
                                                                      numbered
                                                                          page

                               Title of Document

            Aircraft Lease Portfolio Securitisation 96-1 Pass Through
            Trust Statement to Certificateholders dated January 18, 2005.... 4